Exhibit 4.7

NextWave Wireless Inc.

12670 High Bluff Drive

San Diego, California 92130

October 9, 2008

Avenue Capital Group

535 Madison Avenue, 14th Floor

New York, New York 10022

     Re:     Designation of Directors

     Reference is made to the Second Lien Subordinated Note Purchase Agreement, dated as of October 9, 2008 (the “Purchase Agreement”), by and among NextWave Wireless LLC, NextWave Wireless Inc. (the “Parent”), each Guarantor named therein and each Purchaser named therein. Capitalized terms not defined in this letter agreement have the meanings given to them in the Purchase Agreement. As a material term relating to the agreement by certain members of the Avenue Capital Group to acquire the Notes, and for other good and valuable consideration, the sufficiency of which is hereby acknowledged by the Parent, the parties hereto agree as follows:

     At any time when one or more members of the Avenue Capital Group or their Affiliates hold (individually or collectively) a majority of the outstanding principal amount of the Notes, in connection with any election by the Parent’s shareholders of directors to the Parent’s Board of Directors (the “Board”) that occurs when no Designated Director (as defined below) serves on the Board or the Designated Director’s term on the Board is expiring, the Parent will nominate and recommend for election to serve on the Board as a director (and include such recommendation in a timely manner in any proxy statement or other applicable announcement to such shareholders, it being understood that the Parent will not mail any proxy statement to shareholders that does not contain such a recommendation), and use its reasonable best efforts to secure such election of, a person designated by Avenue Capital in consultation with the Governance Committee and reasonably acceptable to the Governance Committee (the “Designated Director”). Moreover, at any time when one or more members of the Avenue Capital Group or their Affiliates hold (individually or collectively) a majority of the outstanding principal amount of the Notes, in connection with any vacancy on the Board not otherwise covered by the prior sentence that occurs when no Designated Director serves on the Board or the vacating director is the Designated Director, the Parent will fill the vacancy with a Designated Director. For the avoidance of doubt, as of the date hereof no Designated Director sits on the Board, and the re-nomination and/or reelection of Robert Symington to the Board will not satisfy the covenant set forth in this paragraph unless he is specifically designated by Avenue Capital as the Designated Director.

     If any part of this letter agreement is, for any reason, adjudged by a court of competent jurisdiction to be invalid or unenforceable, such adjudication will not affect, impair or invalidate the remainder of this letter agreement, which will continue in full force and effect.

     This letter agreement will be governed by, and construed in accordance with, the laws of the State of New York and both parties agree to submit to the exclusive jurisdiction of the State of New York courts.

[remainder of page intentionally left blank]

NEXTWAVE WIRELESS INC.

By: /s/ George Alex

Name: George Alex

Title: Executive Vice President

Accepted and Agreed:

AVENUE CAPITAL MANAGEMENT II, L.P.

By: /s/ Sonia Gardner

Name:     Sonia Gardner

Title:     President and Managing Partner